EXHIBIT 99.2

HALL ENERGY, INC.

OIL AND GAS CONSULTANTS

P.O.Box218

Magnetic Springs, OH 43036-0218

937-348-2244

                                                                                                              February 2, 2012

Mr. Gary J. Novinskie

President

Daleco Resources Corporation

17 Wilmont Mews, 5th Floor

West Chester, PA 19382

Re:       Exhibit 99.2

Dear Mr. Novinskie,

In accordance with your request, we have estimated the proved reserves and future revenue as of October 1, 2011, to the Daleco Resources Corporation (DRC) interests in certain oil and gas properties located in the Appalachian Basin, in Pennsylvania and West Virginia, and the Coastal Basin region in Texas, of the United States of America. We completed our evaluation on February 2, 2012. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by DRC. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas, except that per well overhead expenses are excluded for the operated properties and future income taxes are excluded for all properties. Definitions are presented immediately following this letter. This report has been prepared for DRC's use in filing with the SEC: in our opinion, the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the net reserves and future net cash flows to the DRC interest in these properties, as of October 1, 2011, to be:

	Net Oil and Gas Reserves		Future Net Cash Flows
Reserve Category	Gas-mcf	Oil-bbls	Undiscounted	Disc. @ 10%
Proved Producing	342,862	34,149	$3,369,816	$2,206,666

DRC- Exhibit 99.2	Page 2

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved reserves. No study was made to determine whether probable or possible reserves might be established for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. The categorization of reserves conveys a relative degree of certainty: reserve sub-categorization is based on development and production status. The estimates of reserves and future net cash flows included herein have not been adjusted for risk.

Future net cash flows are estimated after deductions for production and ad valorem taxes, future capital costs, and operating expenses, but before consideration of any income taxes. These future net cash flows have been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net cash flows presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Prices used in this report are based on the 12-month un-weighted arithmetic average of the monthly price for each month in the period October, 2010, through September, 2011. For oil, the average price used was $90.09 per barrel. For gas volumes, the average price ranged from $3.58 per mcf to $10.74 per mcf, which reflects adjustment for energy content, transportation fees, and any regional market price differential. All prices are held constant throughout the economic lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of DRC. For non-operated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease and field level costs. For all properties, headquarters general and administrative overhead expenses of DRC are not included.

Lease and well operating costs are held constant throughout the economic lives of the properties. Capital costs are included as required for new development wells and production equipment. The future capital costs are held constant to the date of expenditure.

DRC- Exhibit 99.2	Page 3

We have made no investigation of potential gas volume and value imbalances resulting from over- or under-delivery to the DRC interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances: our projections are based on DRC receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to: 1—the properties will be developed consistent with current development plans; 2—the properties will be operated in a prudent manner; 3—no governmental regulations or controls will be put in place that would impact the ability of DRC to recover the reserves; and, 4—our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, geologic maps, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods: these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance ·analysis, volumetric analysis, and/or analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and guidelines. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from DRC, public data sources, and the nonconfidential files of Hall Energy, Inc., (HEI) and were accepted as accurate.

DRC- Exhibit 99.2	Page 4

Supporting geoscience, performance, and work data are on file in our office. The titles to the properties have not been examined by HEI nor has the actual degree or type of interest owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Neither HEI nor any of its employees own an interest in these properties and companies nor are we employed on a contingent basis.

Sincerely,

HALL ENERGY, INC.

/s/ Jon Hall, P.E.
Jon Hall, P.E.
President